FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 2 DATED AUGUST 1, 2017

TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated July 3, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a multifamily community located in Duval County, Florida;

•	our entry into a mortgage loan secured by such property;

•	the declaration of cash distributions for August, September and October 2017 record dates;

•	updated disclosure under “Management Compensation;”

•	updated disclosure under “Stock Ownership;” and

•	updated disclosure under “Plan of Distribution—Compensation of Dealer Manager and Participating Broker Dealers.”

Property Acquisition

On July 31, 2017, we, through a wholly-owned subsidiary, purchased a multifamily community located in Duval County, Florida (the “Florida Property”) from an unaffiliated seller. The Florida Property is an apartment community with 220 units and amenities, including private garages for each unit, a clubhouse, pool, fitness center and business center. The Florida Property encompasses 223,568 rentable square feet.

The Florida Property was constructed in 1990 and is currently 96% leased. The average occupancy rate of the Florida Property was 95% during each of the three years ended December 31, 2016, 2015, and 2014. The seller was unable to provide average occupancy rates for 2013 and 2012. The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the three years ended December 31, 2016, 2015, and 2014 was $986, $955, and $913, respectively. The seller was unable to provide average effective rental rate per unit for 2013 and 2012.

The contract purchase price of the Florida Property was $28.3 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the Florida Property, we incurred $683,410 in acquisition fees payable to our advisor and $21,329 of acquisition expenses reimbursable to our advisor pursuant to our advisory agreement.

We believe that the Florida Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Florida Property. We intend to make upgrades to the interior units at the Florida Property.

Mortgage Loan

On July 31, 2017, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with CBRE Capital Markets, Inc., an unaffiliated lender, for borrowings of approximately $21.5 million secured by the Florida Property (the “Florida Property Mortgage Loan”). The Florida Property Mortgage Loan matures on July 31, 2024. The Florida Property Mortgage Loan bears interest at a rate of LIBOR plus 1.87%, with a maximum interest rate of 5.75%. Monthly payments are interest only for the first two years. Beginning on August 1, 2019, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Florida Property Mortgage Loan in full at any time: (1) after July 31, 2019 and until April 30, 2024 upon payment of a prepayment premium equal to 1% of the principal amount prepaid; and (2) after April 30, 2024 with no prepayment premium. The non-recourse carveouts under the loan documents for the Florida Property Mortgage Loan are guaranteed by us.

Cash Distributions Declared

On July 27, 2017, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from July 31, 2017 through October 30, 2017, which distributions will be paid on August 31, 2017, September 29, 2017 and October 31, 2017. Distributions will be calculated based on stockholders of record each day during this period at a rate of (i) $0.001434521 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Management Compensation

The fifth footnote under the “Management Compensation” table on page 103 of the prospectus is replaced with the following:

(5)	Assuming that (a) we sell all of the $1,000,000,000 of shares offered in this primary offering, (b) 90% and 10% of the remaining amount of common stock to be sold in the primary offering is Class R common stock and Class I common stock, respectively, which has been reduced to reflect the actual sale of approximately $5.8 million and $9.9 million of Class A and Class T common stock, respectively, prior to July 3, 2017, and (c) based on this allocation we sell all shares at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers), the aggregate maximum distribution and shareholder servicing fee will be $27,072,063.

Stock Ownership

The third footnote under the “Stock Ownership” table on page 104 of the prospectus is replaced with the following:

(3)	As of June 30, 2017, Resource America, Inc. owned 225,566 shares of our outstanding Class A common stock, all of which is deemed to be beneficially owned by Paul Hughson and George E. Carleton who control Resource America, Inc.

Plan of Distribution

The fifth paragraph in the section entitled “Plan of Distribution—Compensation to Dealer Manager and Participating Broker-Dealers” on page 191 of the prospectus is replaced with the following paragraph:

The dealer manager will reallow to any participating broker-dealer a portion of the proceeds from shares sold by that participating broker-dealer (based on a $9.52 per Class R share purchase price and a $9.13 per Class I share purchase price) as a marketing fee, provided that the dealer manager may adjust the amount of the reallowance, in its sole discretion, based upon a number of factors including one or more of the following: (i) the number of shares sold by a participating broker-dealer in this offering, (ii) the participating broker-dealer’s level of marketing support and (iii) bona fide conference fees incurred, each as compared to those of the other participating broker-dealers. The marketing fee paid to participating broker-dealers would be paid by the dealer manager out of its dealer manager fee. In addition to selling commissions and marketing fees, and subject to the limits described below, we will reimburse the dealer manager and broker-dealers for bona fide invoiced due diligence expenses. We estimate this reimbursement will be approximately $544,580.

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